UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-34869

Country Style Cooking Restaurant Chain Co., Ltd.

No. 1-2, 5F Mingyi Floor, Junhao Building

No. 8 Jianxin North Road

Jiangbei District, Chongqing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒ Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

EXPLANATORY NOTE

Country Style Cooking Restaurant Chain Co., Ltd. (the "Company") filed a Form 6-K on July 10, 2013 with a press release announcing that the Company would hold its 2013 Annual General Meeting on August 15, 2013. On July 19, 2013, the Company issued an updated press release to correct that it will hold its 2013 Annual General Meeting on August 20, 2013. This Form 6-K is hereby filed to furnish the updated press release issued on July 19, 2013 with the correct meeting date and a copy of the press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

By:	/s/ Hong Li
Name:	Hong Li
Title:	Chairman and Chief Executive Officer

Date: July 22, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release